Exhibit 99.6

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the Annual General Meeting for the Year 2015

I(We)(note 1)

of	Tel. No.:

being the holder(s) of (note 2)                                                                                   H Share(s)/A Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2015 (the “AGM”) to be held at 9:00 a.m. on Wednesday, 18 May 2016 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China.

Signature(s):

Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS and registered address(es) (as shown in the register of members) in block letters.

2.	Please delete as appropriate and insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. Board Secretariat by post, by fax or by hand at 22 Chaoyangmen North Street Chaoyang District, Beijing 100728, PRC (or via fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Thursday, 28 April 2016. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.